                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

          Form 20-F.      X                 Form 40-F.
                     ------------                      ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes.                                 No.       X
                -------------                          -------------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

            China Southern Airlines Company Limited (the "Company") on April 26, 2004 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, on the annual results of the Company for the year ended December 31, 2003 (the "Announcement") and on April 25, 2004 distributed to local news services a press release (the "Press Release") showing the highlights of the Announcement. A copy of the Announcement and the Press Release (both in English) are included in this Form 6-K of the Company.

                              [Chinese Characters]

                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
 (A joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 1055)


                               2003 ANNUAL RESULTS

The Board of Directors of China Southern Airlines Company Limited (the "Company") hereby announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December, 2003 together with the comparative figures for the corresponding year of 2002 as follows:

FINANCIAL RESULTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                                    2003
                                                     FOR THE YEAR ENDED 31 DECEMBER,              VS 2002
                                            -------------------------------------------------     INCREASE/
                                               2003        2002          2003        2003        (DECREASE)
                                     Note    RMB'000      RMB'000      HK$'000      US$'000          %
                                     ----   ----------   ----------   ----------    ---------    ----------
Operating revenue:

Passenger                                   15,009,885   15,695,622   14,084,531    1,813,511       (4.4)

Cargo and mail                               1,954,915    1,786,270    1,834,395      236,195        9.4
                                            ----------   ----------   ----------    ---------
                                            16,964,800   17,481,892   15,918,926    2,049,706       (3.0)

Other operating revenue                        505,323      536,728      474,170       61,053       (5.9)
                                            ----------   ----------   ----------    ---------

Total operating revenue                3    17,470,123   18,018,620   16,393,096    2,110,759       (3.0)
                                            ----------   ----------   ----------    ---------
Operating expenses:

Flight operations                            7,070,031    6,732,543    6,634,166      854,209        5.0

Maintenance                                  2,588,613    2,333,419    2,429,026      312,759       10.9

Aircraft and traffic servicing               2,767,488    2,511,284    2,596,874      334,371       10.2

Promotion and sales                          1,480,168    1,499,587    1,388,916      178,836       (1.3)

General and administrative                   1,053,319    1,060,010      988,383      127,263       (0.6)

Depreciation and amortisation                2,037,971    1,839,871    1,912,331      246,230       10.8

Other                                           16,804       15,829       15,767        2,029        6.2
                                            ----------   ----------   ----------    ---------

                                                                                                    2003
                                                     FOR THE YEAR ENDED 31 DECEMBER,              VS 2002
                                            -------------------------------------------------     INCREASE/
                                               2003        2002          2003        2003        (DECREASE)
                                     Note    RMB'000      RMB'000      HK$'000      US$'000          %
                                     ----   ----------   ----------   ----------    ---------    ----------

Total operating expenses               5    17,014,394   15,992,543   15,965,463    2,055,697        6.4
                                            ----------   ----------   ----------    ---------
Operating profit                               455,729    2,026,077      427,633       55,062      (77.5)
                                            ----------   ----------   ----------    ---------
Non-operating income/(expenses):

Share of associated
  companies' results                            47,798       36,988       44,851        5,775       29.2

Share of jointly controlled
  entities' results                            (39,495)      (3,352)     (37,060)      (4,772)   1,078.3

(Loss)/gain on sale of fixed assets    4       (22,217)     170,740      (20,848)      (2,684)    (113.0)

Interest income                                 13,061       52,618       12,256        1,578      (75.2)

Interest expense                       5      (823,725)    (959,193)    (772,943)     (99,523)     (14.1)

Exchange loss, net                            (164,443)    (175,451)    (154,304)     (19,868)      (6.3)

Other, net                                      21,682       (9,328)      20,345        2,619     (332.4)
                                            ----------   ----------   ----------    ---------
Total net non-operating expenses              (967,339)    (886,978)    (907,703)    (116,875)       9.1
                                            ----------   ----------   ----------    ---------
(Loss)/profit before taxation and
  minority interests                   5      (511,610)   1,139,099     (480,070)     (61,813)    (144.9)

Taxation credit/(expense)              6       324,277     (398,227)     304,286       39,179     (181.4)
                                            ----------   ----------   ----------    ---------
(Loss)/profit before
  minority interests                          (187,333)     740,872     (175,784)     (22,634)    (125.3)

Minority interests                            (170,934)    (165,111)    (160,396)     (20,652)       3.5
                                            ----------   ----------   ----------    ---------
(Loss)/profit attributable to
  shareholders                                (358,267)     575,761     (336,180)     (43,286)    (162.2)
                                            ==========   ==========   ==========    =========
Basic (loss)/earnings per share        7      RMB(0.09)     RMB0.17     HK$(0.09)   US$(0.011)    (162.2)
                                            ==========   ==========   ==========    =========


Notes:

1    COMPANY BACKGROUND
     The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

     The Company's H shares ("H Shares") and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) are listed on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares ("A Shares") which are listed on the Shanghai Stock Exchange.

2    BASIS OF PREPARATION
     The audited consolidated profit and loss account of the Group for the years presented include the results of the companies comprising the Group. All significant intercompany transactions and balances have been eliminated on consolidation.

     The principal accounting policies adopted in the preparation of the Group's consolidated results for the 2003 financial year are consistent with those adopted in preparing the Group's consolidated results for the 2002 financial year.

     The audited consolidated profit and loss account has been prepared in accordance with IFRS. IFRS differs in certain material aspects the PRC Accounting Rules and Regulations ("PRC GAAP"). Differences which have a significant effect on the consolidated (loss)/profit attributable to shareholders for the year ended 31 December, 2003 are set out in Section C below.

3    TURNOVER
     The Group is principally engaged in the provision of passenger, cargo and mail airline services in the domestic, Hong Kong regional and international markets, with flights operating primarily from the Guangzhou Baiyun International Airport which is both the main hub of the Group's route network and the location of its corporate headquarters.

     Turnover comprises revenues from airline and airline-related services and is stated net of sales tax and contributions to the Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund. The contributions to the CAAC Infrastructure Development Fund for the year are payable at 5% and 2%, respectively (2002: 5% and 2%, respectively) of the Group's domestic and international/Hong Kong regional traffic revenue, except for the period from 1 May, 2003 to 31 December, 2003 during which the Group was exempted from contributing to the CAAC Infrastructure Development Fund. The sales tax is payable at 3% (2002: 3%) of the Group's traffic revenue in respect of domestic flights and international/Hong Kong regional outbound flights, except for the period from 1 May, 2003 to 31 December, 2003 during which the Group's passenger revenue was exempted from sales tax.

     The breakdown of the Group's turnover and operating profit by geographic region for the year is as follows:

                                               HONG KONG
                                  DOMESTIC     REGIONAL    INTERNATIONAL*     TOTAL
                                  RMB'000       RMB'000       RMB'000        RMB'000
                                 ----------    ---------     ---------      ----------
     2003

     Traffic revenue             13,086,939      807,677     3,070,184     16,964,800

     Other operating revenue        436,122           --        69,201        505,323
                                 ----------    ---------     ---------     ----------
     Total turnover              13,523,061      807,677     3,139,385     17,470,123
                                 ==========    =========     =========     ==========
     Operating profit/(loss)        440,158      (29,210)       44,781        455,729
                                 ==========    =========     =========     ==========

     2002

     Traffic revenue             13,197,589    1,118,695     3,165,608     17,481,892

     Other operating revenue        485,046           --        51,682        536,728
                                 ----------    ---------     ---------     ----------
     Total turnover              13,682,635    1,118,695     3,217,290     18,018,620
                                 ==========    =========     =========     ==========
     Operating profit             1,614,975      193,440       217,662      2,026,077
                                 ==========    =========     =========     ==========


     * Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Belgium and Australia.

4    (LOSS)/GAIN ON SALE OF FIXED ASSETS
     (Loss)/gain on sale of fixed assets represents:

                                                       2003        2002
                                           Note     RMB'000     RMB'000
                                           ----     -------     -------
     Aircraft                               (a)     (20,405)    199,394

     Staff quarters                         (b)          --     (17,624)

     Flight equipment and others                     (1,812)    (11,030)
                                                    -------     -------
                                                    (22,217)    170,740
                                                    =======     =======


     (a) During 2003, the Group incurred a loss of RMB20,405,000 on early retirement of two old Boeing 737-200 aircraft.

          Pursuant to certain sale and leaseback arrangements, the Group sold four Boeing 757-200 aircraft during 2002 to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. The Group recognised a profit of RMB199,394,000, being the excess of the sale proceeds which approximated the aircraft's fair value on the date of disposal, over the aircraft's net book value and related disposal costs.

     (b) In accordance with a comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85,000,000 to CSAHC for a ten-year period effective from 1 January, 1995.

          During 2002, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the respective employees in accordance with the relevant PRC housing reform policy. For the year ended 31 December, 2002, the excess of the cost of these additional quarters over the considerations received by the Group from the employees of RMB17,624,000 was charged to expenses in 2002.

5    (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS


                                                              2003        2002
                                                            RMB'000     RMB'000
                                                          ----------  ----------
    (Loss)/profit before taxation and minority
    interests is arrived at after charging:

    Operating expenses

    Jet fuel                                               3,866,932   3,519,005

    Aircraft maintenance                                   2,376,635   2,134,705

    Routes                                                 4,363,277   4,297,767

    Depreciation
    -- owned assets                                        1,502,013   1,301,601

    -- assets held under finance leases                      495,869     537,692

    Amortisation of deferred expenditure                      40,089         578

    Operating lease charges
    -- aircraft and other flight equipment                 1,536,466   1,416,524

    -- buildings                                             135,528     129,982

                                                              2003        2002
                                                            RMB'000     RMB'000
                                                          ----------  ----------
    Staff costs
    -- salaries, wages and welfare                         1,496,191   1,538,617

    -- contributions to retirement schemes                   150,447     131,622

    Office and administration                                470,565     452,432

    Other                                                    580,382     532,018
                                                          ----------  ----------
                                                          17,014,394  15,992,543

     Interest expense

     Interest on bank and other loans wholly repayable
       within five years                                     288,293     335,953

     Interest on other loans                                 176,026     142,679

     Finance charges on obligations under finance leases     442,483     544,747

     Less: borrowing costs capitalised                       (83,077)    (64,186)
                                                          ----------  ----------
     Net interest expense                                    823,725     959,193

     and after crediting:

     Amortisation of gains on sale and leaseback
       transactions                                               --       2,579

     Dividend income from unlisted investments                17,220       7,116
                                                          ==========  ==========


6    TAXATION (CREDIT)/EXPENSE

     Taxation (credit)/expense in the consolidated profit and loss account comprises:

                                                                2003        2002
                                                             RMB'000     RMB'000
                                                           ---------   ---------
     PRC income tax                                           46,938      71,651
     Share of taxation of associated companies                 3,342       9,424
     Share of taxation of jointly controlled entities          6,372          --
                                                           ---------   ---------
                                                              56,652      81,075

     Deferred taxation
     -- current year                                          11,208     317,152
     -- adjustment for change in income tax rate            (392,137)         --
                                                           ---------   ---------
     Taxation (credit)/expense                              (324,277)    398,227
                                                           =========   =========

     On 17 October, 2003 the Company's registered address was moved to Guangzhou Economic & Technology Development Zone, Guangzhou, China. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

     As a result of the reduction in income tax rate, the Company's net deferred taxation liability balance brought forward from 31 December, 2002 of RMB507,077,000 was reduced by RMB392,137,000 and a net deferred tax credit of RMB392,137,000 was recognised for such reduction in income tax in the consolidated profit and loss account for the year ended 31 December, 2003.

     In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the PRC government and the relevant overseas governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the year (2002: nil).

     Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss. The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

7    BASIC (LOSS)/EARNINGS PER SHARE

     The calculation of basic (loss)/earnings per share is based on the consolidated loss attributable to shareholders of RMB358,267,000 (2002: profit of RMB575,761,000) and the weighted average number of shares in issue during the year of 3,831,712,000 (2002: 3,374,178,000).

     The amount of diluted (loss)/earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

8    DIVIDENDS

     The Board of Directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2003 (2002: Nil).

9    RESERVES

                                                                                   STATUTORY
                                                                  STATUTORY         PUBLIC         DISCRETIONARY
                                                               SURPLUS RESERVE    WELFARE FUND     SURPLUS RESERVE
                                                                     (a)             (b)                (c)
                                                                   RMB'000          RMB'000            RMB'000
                                                               ---------------    ------------     ---------------
     Balance at 1 January, 2003                                   337,195          171,574             76,603
     Transferred from consolidated profit and loss account         23,856            1,113                 --
                                                                  -------          -------             ------
     Balance at 31 December, 2003                                 361,051          172,687             76,603
                                                                  =======          =======             ======

     (a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

          Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

     (b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net profits after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

     (c) The usage of this reserve is similar to that of statutory surplus reserve, as set out in Note 9(a) above.

10   CONVENIENT TRANSLATION

     The audited consolidated profit and loss account has been prepared in Renminbi (RMB), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars (HK$) and United States dollars (US$) solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0657 and US$1.00 to RMB8.2767, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December, 2003. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December, 2003 or on any other date.

B. PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS ("PRC GAAP")

     CONSOLIDATED INCOME STATEMENT

                                                         2003           2002
                                                       RMB'000         RMB'000
                                                     ----------      ----------
     REVENUE FROM PRINCIPAL OPERATIONS               17,351,006      18,805,510
     Less: Transfer to CAAC Infrastructure
           Development Fund                             250,802         798,386
                                                     ----------      ----------

     NET REVENUE FROM PRINCIPAL OPERATIONS           17,100,204      18,007,124
     Less: Costs of principal operations             14,221,965      13,118,104
           Business taxes and surcharges                190,682         525,250
                                                     ----------      ----------

     PROFIT FROM PRINCIPAL OPERATIONS                 2,687,557       4,363,770
     Add:  Profit from other operations                 325,949         325,327
     Less: Selling expenses                           1,519,416       1,527,255
           General and administration expenses          893,343       1,013,506
           Financial expenses                           995,550       1,095,219
                                                     ----------      ----------

     OPERATING (LOSS)/PROFIT                           (394,803)      1,053,117
     Add:  Investment income                             61,676          10,473
           Non-operating income                          43,083           8,627
     Less: Non-operating expenses                        71,480          40,531
                                                     ----------      ----------

     (LOSS)/PROFIT BEFORE INCOME TAX                   (361,524)      1,031,686
     Less: Income tax                                  (604,727)        353,230
     Less: Minority interests                           228,715         165,111
                                                     ----------      ----------
     NET PROFIT FOR THE YEAR                             14,488         513,345
                                                     ==========      ==========

     Note: The significant accounting policies adopted by the Group in the preparation of this audited consolidated income statement conform to the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises, and other relevant regulations issued by the Ministry of Finance of the PRC.

C.   DIFFERENCE BETWEEN FINANCIAL RESULTS PREPARED UNDER IFRS AND PRC GAAP

                                                         2003        2002
                                                        RMB'000     RMB'000
                                                       --------     -------
     Consolidated net profit under PRC GAAP              14,488     513,345
     Adjustments:
       Sale and leaseback accounting                    (30,710)    188,886
       Staff housing charges                           (111,000)    (95,833)
       Revaluation of land use rights                     3,872       3,645
       Deferred tax effect                             (234,917)    (34,282)
                                                       --------     -------
     Consolidated net (loss)/profit under IFRS         (358,267)    575,761
                                                       ========     =======

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic region for the years ended 31 December, 2002 and 2003:


                                                                                        2003 VS 2002
                                                                    FOR THE YEAR ENDED   INCREASE/
                                                                      31 DECEMBER,       (DECREASE)
                                                                    --------------------------------
                                                                      2003       2002        %
                                                                    ------     ------   ------------
Traffic

Revenue passenger kilometres (RPK) (million)

- Domestic                                                          21,294     22,092       (3.6)

- Hong Kong regional                                                   778      1,081      (28.0)

- International                                                      4,315      5,767      (25.2)
                                                                    ------     ------
Total                                                               26,387     28,940       (8.8)
                                                                    ======     ======

Revenue tonne kilometres (RTK) (million)

- Domestic                                                           2,424      2,532       (4.3)

- Hong Kong regional                                                    78        108      (27.8)

- International                                                      1,059        974        8.7
                                                                    ------     ------
Total                                                                3,561      3,614       (1.5)
                                                                    ======     ======

Passengers carried (thousand)

- Domestic                                                          18,259     18,535       (1.5)

- Hong Kong regional                                                 1,019      1,369      (25.6)

- International                                                      1,192      1,589      (25.0)
                                                                    ------     ------
Total                                                               20,470     21,493       (4.8)
                                                                    ======     ======

                                                                                        2003 VS 2002
                                                                    FOR THE YEAR ENDED   INCREASE/
                                                                      31 DECEMBER,       (DECREASE)
                                                                    --------------------------------
                                                                      2003       2002        %
                                                                    ------     ------   ------------
Cargo and mail carried (thousand tonnes)

- Domestic                                                             379        404        (6.2)

- Hong Kong regional                                                    12         14       (14.3)

- International                                                         73         52        40.4
                                                                    ------     ------
Total                                                                  464        470        (1.3)
                                                                    ======     ======

Capacity

Available seat kilometres (ASK) (million)

- Domestic                                                          32,590     33,753        (3.4)

- Hong Kong regional                                                 1,347      1,746       (22.9)

- International                                                      6,930      8,746       (20.8)
                                                                    ------     ------
Total                                                               40,867     44,245        (7.6)
                                                                    ======     ======



Available tonne kilometres (ATK) (million)

- Domestic                                                           3,772      3,924        (3.9)

- Hong Kong regional                                                   150        193       (22.2)

- International                                                      1,999      1,798        11.2
                                                                    ------     ------
Total                                                                5,921      5,915         0.1
                                                                    ======     ======
Load factors

Passenger load factor (RPK/ASK) (%)

- Domestic                                                            65.3       65.5        (0.3)

- Hong Kong regional                                                  57.8       61.9        (6.6)

- International                                                       62.3       65.9        (5.5)

Overall                                                               64.6       65.4        (1.2)
                                                                    ======     ======

Overall load factor (RTK/ATK) (%)

- Domestic                                                            64.2       64.5        (0.5)

- Hong Kong regional                                                  52.2       55.8        (6.5)

- International                                                       53.0       54.2        (2.2)

Overall                                                               60.1       61.1        (1.6)
                                                                    ======     ======

                                             FOR THE YEAR ENDED     2003 VS 2002
                                                31 DECEMBER,          INCREASE/
                                             ------------------       (DECREASE
                                               2003        2002           %
                                             -------      ------     -----------
Yield

Yield per RPK (RMB)

- Domestic                                     0.57        0.55         3.6

- Hong Kong regional                           0.96        0.98        (2.0)

- International                                0.47        0.42        11.9

Overall                                        0.57        0.54         5.6
                                               ====        ====

Yield per RTK (RMB)

- Domestic                                     5.40        5.21         3.6

- Hong Kong regional                          10.35       10.36        (0.1)

- International                                2.90        3.25       (10.8)

Overall                                        4.76        4.84        (1.7)
                                               ====        ====
Fleet

Total number of aircraft in service at
  year end

- Boeing                                        108         102         5.9

- Airbus                                         24          20        20.0
                                               ----        ----
Total                                           132         122         8.2
                                               ====        ====

Overall utilisation rate (hours per day)

- Boeing                                        8.6         9.9       (13.2)

- Airbus                                        7.9         9.3       (15.6)

Overall                                         8.5         9.8       (13.8)
                                               ====        ====

Cost

- Operating cost per ASK (RMB)                 0.42        0.36        16.7
                                               ====        ====
- Operating cost per ATK (RMB)                 2.87        2.70         6.3
                                               ====        ====

BUSINESS OVERVIEW

OVERVIEW

In 2003, the Group encountered unprecedented challenges and difficulties. The outbreak of the Severe Acute Respiratory Syndrome ("SARS") earlier this year severely hit the PRC aviation industry. From April to June 2003, the Group's passenger volume and passenger load factor dropped which caused the revenue passenger kilometres ("RPK") for April, May and June of 2003 to fall by 40%, 83.5% and 61.5% respectively, as compared to the same period in 2002. In order to minimise the negative impact of SARS, the Group implemented various measures to adjust its operating capacity, for example by reducing the number of flights and suspending certain routes, in response to the reduced air traffic demand caused by the negative impact of SARS. The SARS was effectively under control in the PRC in July 2003 and the domestic market started to recover in the third quarter of 2003. The Group gradually resumed all its suspended flights since July 2003.

In order to alleviate the financial pressure suffered by the PRC civil aviation industry as a result of the SARS epidemic, the PRC government waived the levies of the CAAC Infrastructure Development Fund, sale tax and related supplementary taxes on passenger revenue payable by the PRC airlines, during the period from 1 May, 2003 to 31 December, 2003.

Besides, the political tension in the Middle East, in particular the Iraq war in March 2003, led to a surge in oil prices which in turn caused an increase in the Group's jet fuel cost.

The Group recorded a net loss of RMB358 million for 2003, as compared to a net profit of RMB576 million for 2002. The Group's operating revenue decreased by RMB549 million or 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. Passenger load factor decreased by 0.8 percentage point from 65.4% in 2002 to 64.6% in 2003. Passenger yield (in passenger revenue per RPK) increased by 5.6% from RMB0.54 in 2002 to RMB0.57 in 2003. Average yield (in traffic revenue per RTK) decreased by 1.7% from RMB4.84 in 2002 to RMB4.76 in 2003. Operating expenses increased by RMB1,021 million or 6.4% from RMB15,993 million in 2002 to RMB17,014 million in 2003. As operating revenue decreased while operating expenses increased, operating profit decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. The Group's net non-operating expenses increased by 9.1%, from RMB887 million in 2002 to RMB967 million in 2003, mainly due to a decrease in gain on disposal of fixed assets of RMB193 million, partly offset by a decrease in interest expense of RMB135 million. Overall, the Group recorded a net loss of RMB358 million in 2003, as compared to a net profit of RMB576 million in 2002.

OPERATING REVENUE

Substantially all of the Group's operating revenue is attributable to airline operations. Traffic revenue in 2003 and 2002 accounted for 97.1% and 97.0% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 88.5% and 11.5% respectively of total traffic revenue in 2003. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services and for air catering services and net income from lease arrangements.

Operating revenue decreased by 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. This decrease was primarily due to a 4.4% fall in passenger revenue from RMB15,696 million in 2002 to RMB15,010 million in 2003 resulting from lower traffic volume caused by SARS. The total number of passengers carried decreased by 4.8% to 20.4 million passengers in 2003. RPKs decreased by 8.8% from 28,940 million in 2002 to 26,387 million in 2003, primarily as a result of a decrease in passengers carried. However, passenger yield increased by 5.6% from RMB0.54 in 2002 to RMB0.57 in 2003, mainly as the result of the exemption of CAAC Infrastructure Development Fund and sales tax during the period from 1 May, 2003 to 31 December, 2003.

Domestic passenger revenue, which accounted for 81.6% of the total passenger revenue in 2003, increased slightly by 0.1% from RMB12,234 million in 2002 to RMB12,242 million in 2003. Domestic passenger traffic in RPKs decreased by 3.6%, mainly due to a decrease in passengers carried. Passenger yield, however, increased from RMB0.55 in 2002 to RMB0.57 in 2003, mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

Hong Kong passenger revenue, which accounted for 5.0% of total passenger revenue, decreased by 28.9% from RMB1,055 million in 2002 to RMB750 million in 2003. For Hong Kong flights, passenger traffic in RPKs decreased by 28.0%, while passenger capacity in ASKs decreased by 22.9%, resulting in a 4.1 percentage point decrease in passenger load factor from 2002. Passenger yield decreased from RMB0.98 in 2002 to RMB0.96 in 2003 mainly due to slack in traffic volume.

International passenger revenue, which accounted for 13.4% of total passenger revenue, decreased by 16.2% from RMB2,407 million in 2002 to RMB2,018 million in 2003. For international flights, passenger traffic in RPKs decreased by 25.2%, while passenger capacity in ASKs decreased by 20.8%, resulting in a 3.6 percentage point fall in passenger load factor from 2002. Passenger yield increased by 11.9% from RMB0.42 in 2002 to RMB0.47 in 2003 mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

Cargo and mail revenue, which accounted for 11.5% of the Group's total traffic revenue and 11.1% of total operating revenue, increased by 9.5% from RMB1,786 million in 2002 to RMB1,955 million in 2003. The increase was primarily due to the full year effect of the opening of two international cargo routes to Los Angeles of the United States of America and Leige of Belgium in late 2002.

Other operating revenue decreased by 6.0% from RMB537 million in 2002 to RMB505 million in 2003. The decrease was primarily due to a decrease in aircraft short-term lease income of RMB46 million.

OPERATING EXPENSES

Total operating expenses in 2003 amounted to RMB17,014 million, representing an increase of 6.4% or RMB1,021 million over 2002, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 88.8% in 2002 to 97.4% in 2003.

Flight operations expenses, which accounted for 41.6% of total operating expenses, increased by 5.0% from RMB6,733 million in 2002 to RMB7,070 million in 2003, primarily as a result of increases in jet fuel costs and operating lease payments, partly offset by a decrease in catering expenses. Jet fuel costs, which accounted for 54.7% of flight operations expenses, increased by 9.9% from RMB3,519 million in 2002 to RMB3,867 million in 2003 mainly as a result of increased jet fuel prices. Operating lease payments increased by 8.4% from RMB1,417 million in 2002 to RMB1,536 million in 2003, primarily due to the full year effect of the addition of new operating leases in respect four Boeing 757-200 aircraft in late 2002 and four Airbus 319-100 aircraft and three Boeing 737-700 aircraft during 2003. Catering expenses decreased by 18.4% from RMB625 million in 2002 to RMB510 million in 2003, primarily reflecting a tighter cost controls exercised by the Group. Aircraft insurance costs decreased by 23.4% from RMB256 million in 2002 to RMB196 million in 2003, primarily because of a reduction in the rate of aircraft insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel decreased by 6.8% from RMB781 million in 2002 to RMB728 million in 2003, largely due to a decrease in flight hours.

Maintenance expenses which accounted for 15.2% of total operating expenses, increased by 11.0% from RMB2,333 million in 2002 to RMB2,589 million in 2003. The increase was primarily attributable to an 11.3% increase in aircraft maintenance and repair charges from RMB2,135 million in 2002 to RMB2,377 million in 2003, mainly as the result of the effect of fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 16.3% of total operating expenses, increased by 10.2% from RMB2,511 million in 2002 to RMB2,767 million in 2003. The increase primarily resulted from an 8.9% rise in landing and navigation fees from RMB2,354 million in 2002 to RMB2,563 million in 2003, due to an increase in the charge rate for domestic landing and navigation fees effective September 2002.

Promotional and marketing expenses, which accounted for 8.7% of total operating expenses, decreased by 1.3% from RMB1,500 million in 2002 to RMB1,480 million in 2003. The decrease was due to 9.3% decrease in labour costs from RMB248 million in 2002 to RMB225 million in 2003, as fewer bonuses were given because of reduced sales volume in 2003.

General and administrative expenses, which accounted for 6.2% of the total operating expenses, decreased slightly by 0.7% from RMB1,060 million in 2002 to RMB1,053 million in 2003. This was mainly due to a decrease in scale of operations during SARS period.

Depreciation and amortisation, which accounted for 12.0% of total operating expenses, increased by 10.8% from RMB1,840 million in 2002 to RMB2,038 million in 2003. This increase was primarily as a result of the additions of aircraft during 2003.

OPERATING PROFIT

Operating profit decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. This was mainly because operating revenue decreased by RMB549 million or 3.0% from 2002 while operating expenses increased by RMB1,021 million or 6.4% over the same period.

NON-OPERATING INCOME/(EXPENSES)

Interest expense decreased by 14.1% from RMB959 million in 2002 to RMB824 million in 2003, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans with US$ denominated bank loans with lower interest rates.

Interest income decreased by 75.2% from RMB53 million in 2002 to RMB13 million in 2003. This was mainly attributable to a decrease in average cash balances.

The Group recorded a net loss on sale of fixed assets of RMB22 million in 2003, mainly resulting from retirement of two old Boeing 737-200 aircraft.

During 2003, the Group recorded a net exchange loss of RMB164 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translation loss.

TAXATION

On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone, Guangzhou, China. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

The Group recorded an income tax credit of RMB324 million for 2003 compared to an income tax expense of RMB398 million for 2002. As a result of the reduction in income tax rate, the Company's net deferred taxation liability balance brought forward from 31 December, 2002 of RMB507 million was reduced by RMB392 million and a net deferred tax credit of RMB392 million was recognised such reduction in income tax rate in 2003 accordingly.

MINORITY INTERESTS

Minority interests increased by 3.6% from RMB165 million in 2002 to RMB171 million in 2003, primarily reflecting the net profits earned by certain of the Group's airline subsidiaries for the year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December, 2003, the Group's borrowings totalled RMB18,460 million, representing a decrease of RMB815 million from RMB19,275 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB8,395 million, RMB1,716 million, RMB1,601 million, RMB1,660 million and RMB5,088 million will be repayable in 2004, 2005, 2006, 2007, 2008 and thereafter respectively. As at 31 December, 2003, cash and cash equivalents of the Group totalling RMB2,080 million, of which 22.2% were denominated in foreign currencies, decreased by 44.8% from RMB3,771 million last year. Net debts (total borrowings net of cash and cash equivalents) increased by 5.7% to RMB16,380 million.

As at 31 December, 2003, the Group's shareholders' equity amounted to RMB11,896 million, representing an increase of RMB2,283 million from RMB9,613 million last year. The increase was mainly due to the issuance of 1,000,000,000 A shares with an issue price of RMB2.70 per share by way of public offering in July 2003 in the PRC.

Net debt/equity ratio of the Group at 31 December, 2003 was 1.38 times, as compared to 1.61 times last year.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies was as a result of its debt which are denominated in foreign currencies. Depreciation or appreciation of the RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with certain authorised PRC banks.

The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As at 31 December, 2003, certain aircraft of the Group with an aggregate carrying value of approximately RMB14,576 million (2002: RMB14,783 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

At December 31, 2003, the Group had capital commitments of approximately RMB13,628 million. Of such amounts, RMB10,615 million related to the acquisition of aircraft and related flight equipment and RMB2,072 million related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amount of RMB941 million related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

As at 31 December, 2003, the Group was committed to make a capital contribution of approximately RMB446 million to its jointly controlled entities.

The Company is currently involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale. As the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. The Company, as one of the defendants to the Litigation, has been claimed for unspecified damages for breach of the agreement. Given that the Litigation is still at its preliminary stage, it is difficult to predict the result of the court judgment. However, the Company's instructing solicitors are of the opinion that the Company has a reasonable chance of success in its defence to the claim. At present, the Company has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to Mainland China for trial.

There have been no material changes in the contingent liabilities of the Group subsequent to 31 December, 2002.

DIVIDENDS

The Board of Directors does not recommend the declaration of any dividend for the year 2003.

SHARE CAPITAL STRUCTURE

With the approval of the China Securities Regulatory Commission, the Company issued 1,000,000,000 A Shares of RMB1 each to public at an issue price of RMB2.7 each from 10 July to 17 July, 2003 and successfully raised gross share proceeds of RMB2.7 billion. The A Shares issued are listed on the Shanghai Stock Exchange since 25 July, 2003 ( Abbreviation: Southern Airlines; stock code: 600029).

Owing to the issuance of A Shares, the Company's total share capital has increased from the original 3,374,178,000 shares to 4,374,178,000 shares. The share capital of the Company is set out below:

                                                                BEFORE ISSUANCE OF                             AFTER ISSUANCE OF
                                                                     A SHARES                                      A SHARES
                                                                    APPROXIMATE                                   APPROXIMATE
                                                                   PERCENTAGE OF                                  PERCENTAGE OF
                                                                    TOTAL SHARE                                    TOTAL SHARE
    TYPE OF SHARES                        NUMBER OF SHARES          CAPITAL (%)           NUMBER OF SHARES          CAPITAL (%)
    --------------                        ----------------      ------------------        ----------------    -------------------

1.  Unlisted shares
    State-owned shares (A Shares)       2,200,000,000 shares                  65.2       2,200,000,000 shares              50.30

2.  Listed shares

    1. Overseas listed foreign
         shares (H Shares)              1,174,178,000 shares                  34.8       1,174,178,000 shares              26.84
    2. Domestic listed ordinary
         shares (A Shares)                                --                    --       1,000,000,000 shares              22.86

Total share capital                     3,374,178,000 shares                   100       4,374,178,000 shares                100

PARTICULARS OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December, 2003 was 152,747, of which 150,147 were shareholders of A Shares and 2,600 were shareholders of H Shares.

Particulars of shareholdings of the Company's ten largest shareholders as at the end of the reporting period are as follows:

SHAREHOLDINGS OF TEN LARGEST SHAREHOLDERS

                                                   SHAREHOLDINGS                              NUMBER OF
          NAME OF              INCREASE/DECREASE     AT THE END                  TYPE OF      PLEDGED OR         NATURE OF
NO.     SHAREHOLDERS            DURING THE YEAR     OF THE YEAR    PERCENTAGE    SHARES      FROZEN SHARES      SHARES HELD
---     ------------           -----------------   -------------   ----------    -------     -------------      -----------
                                                                      (%)
 1.    CSAHC                               0       2,200,000,000     50.30      Unlisted        0            State-owned shares
                                                                                                                 (A Shares)
 2.    HKSCC NOMINEES LIMITED        314,000       1,149,955,998     26.29       Listed         Unknown           H Shares
 3.    Huaxia Growth              59,000,000          59,000,000      1.35       Listed         Unknown           A Shares
 4.    Huaxia Return              56,865,741          56,865,741      1.3        Listed         Unknown           A Shares
 5.    Xinghua Fund               30,160,190          30,160,190      0.69       Listed         Unknown           A Shares
 6.    Yinfeng Fund               25,697,368          25,697,368      0.59       Listed         Unknown           A Shares
 7.    Xinghe Fund                24,536,588          24,536,588      0.56       Listed         Unknown           A Shares
 8.    Anxin Fund                 21,001,852          21,001,852      0.48       Listed         Unknown           A Shares
 9.    Fenghe Value               20,940,086          20,940,086      0.48       Listed         Unknown           A Shares
10.    Yuyuan Fund                15,007,147          15,007,147      0.34       Listed         Unknown           A Shares

SUBSTANTIAL SHAREHOLDERS

As at 31 December, 2003, to the knowledge of the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executives or Supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the OSFOO) or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:

                                                                     % OF THE      % OF THE TOTAL     % OF THE
                                                                   TOTAL ISSUED      ISSUED SHARE    TOTAL ISSUED
  NAME OF         TYPE OF            TYPE OF         NUMBER OF    H SHARES OF THE    CAPITAL OF     DOMESTIC SHARES
SHAREHOLDER    SHAREHOLDING           SHARE          SHARE HELD      COMPANY         THE COMPANY     OF THE COMPANY   SHORT POSITION
-----------    ------------          -------         ----------   ---------------  --------------   ---------------   --------------
CSAHC         Direct holding      State-owned      2,200,000,000          --           50.30%           68.75%               --
                               shares (A Shares)
HKSCC
 Nominees
 Limited      Direct holding       H Shares        1,149,955,998       97.94%          26.29%              --                --

Details of the interests of the Company's shareholders as at 31 December, 2003 will be set forth in the 2003 Annual Report of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during 2003.

USE OF PROCEEDS FROM H SHARE AND A SHARE OFFERINGS

As stated in the 2002 Annual Report of the Company, as of 31 December, 2002, the Company had RMB40 million remaining from the proceeds of the initial public offering of the H Shares of the Company. As at 31 December, 2003, the RMB40 million has been used for the development of the Company's computerised accounting system and flights controlling system in accordance with the disclosure in the Prospectus of the Company dated July 1997.

The proceeds from the issue of A Shares have been used for the purchases of Boeing 737-800 aircraft in consistent with the disclosure in the Prospectus for Offering of the A Shares. There has been no change in the use of proceeds.

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the Directors of the Company, the Group has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules issued by Hong Kong Stock Exchange throughout the year ended 31 December, 2003.

DIRECTORS, SUPERVISORS AND SENIOR ADMINISTRATIVE OFFICERS

Directors, Supervisors and Senior Administrative Officers of the Company in 2003 were as follows:

                                                                             CAPACITY
                                                              NUMBER OF      IN WHICH
                                                            SHARES OF THE   THE SHARES
NAME             AGE   POSITION                              COMPANY HELD    WERE HELD
----             ---   --------                             -------------   ----------
Yan Zhi Qing     62    Chairman of the Board of Directors         0             --
Liu Ming Qi      60    Vice Chairman of the Board of
                         Directors                                0             --
Wang Chang Shun  47    Vice Chairman of the Board of
                         Directors, President                     0             --
Peng An Fa       56    Director                                   0             --
Wang Quan Hua    50    Director                                   0             --
Zhao Liu An      56    Director                                   0             --
Zhou Yong Qian   59    Director                                   0             --
Zhou Yong Jin    61    Director                                   0             --
Xu Jie Bo        39    Director, Chief Financial Officer,
                         Vice President                           0             --
Wu Rong Nan      62    Director                                   0             --
Simon To         53    Independent Non-Executive Director      100,000      Interest of
                                                               H Shares       spouse
Peter Lok        68    Independent Non-Executive Director         0             --
Wei Ming Hai     40    Independent Non-Executive Director         0             --
Wang Zhi         62    Independent Non-executive Director         0             --
Sui Guang Jun    43    Independent Non-executive Director         0             --
Liang Hua Fu     62    Chairman of the Supervisory
                         Committee                                0             --
Gan Yu Hua       76    Supervisor                                 0             --
Li Qi Hong       56    Supervisor                                 0             --
Jiang Ping       54    Vice President                             0             --
Li Kun           44    Vice President                             0             --
Yuan Xin An      47    Vice President                          1,000        Beneficial
                                                              A Shares         owner
Zheng En Ren     59    Vice President                             0             --
Hao Jian Hua     54    Vice President                             0             --
Su Liang         42    Company Secretary                          0             --

On 13 May, 2003, Mr. Liu Ming Qi, Mr. Peng An Fa, Mr. Wang Quan Hua, Mr. Zhao Liu An, Mr. Zhou Yong Qian, Mr. Wang Zhi and Mr. Sui Guang Jun respectively were appointed as Directors of the Company at the Shareholders' meeting of the Company.

On 13 May, 2003, Mr. Wang Shao Xi and Mr. Zhang Rui Ai tendered their resignations to the Company as Directors of the Company due to retirement. Their resignations were approved at the Shareholders' meeting of the Company.

On 30 July, 2003, the Board of Directors resolved to appoint Mr. Hao Jian Hua and Mr. Xu Jie Bo as Vice Presidents of the Company. On the same day, Mr. Yang Guang Hua resigned as Vice President of the Company due to work arrangement.

INTERESTS AND SHORT POSITION OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December, 2003, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Hong Kong Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Listing Rules are as follows:

                                                                  % TO THE    % TO THE
                                                                   TOTAL       TOTAL        % TO THE
                                                                   ISSUED      ISSUED        TOTAL
               THE                                                  SHARE     DOMESTIC       ISSUED
             COMPANY/                                  NUMBER      CAPITAL     SHARES       H SHARES
            ASSOCIATED       TYPES OF      TYPE OF    OF SHARES    OF THE      OF THE        OF THE       SHORT
NAME        CORPORATION      INTEREST      SHARES       HELD       COMPANY     COMPANY       COMPANY     POSITION
----        -----------      --------      -------    ---------   --------    --------      --------     --------

Simon To    the Company      Interest     H Shares     100,000      0.002%       --           0.009%        --
                            of spouse
                             (note 1)

Note 1. The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

Save as disclosed above, as at 31 December, 2003, none of the Directors or Supervisors of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Hong Kong Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Listing Rules.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing on 16 April, 2001. The service contracts of Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Wang Zhi and Sui Guang Jun expired on 13 May, 2003 for this session of the Board. Except for such service contracts, none of the Directors or Supervisors of the Company has entered or proposed to enter into any other service contracts with the Company or its subsidiaries. None of the Directors or Supervisors has entered into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

In 2003, none of the Directors and Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party.

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DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December, 2003, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in 2003.


                                              By Order of the Board of Directors
                                                          YAN ZHI QING
                                              Chairman of the Board of Directors

Guangzhou, the PRC
23 April, 2004.

As at the date of this announcement, the Directors of the Company include Yan Zhi Qing, Wang Chang Shun, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An and Zhou Yong Qian as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

The annual report of the Group for the year ended 31 December, 2003 will be published on the website of the Hong Kong Stock Exchange
(http://www.hkex.com.hk) in due course.

"Please also refer to the published version of this announcement in China Daily"

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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By          /s/   Su Liang
                                            ------------------------------------
                                            Name:        Su Liang
                                            Title:       Company Secretary


Date: April 28, 2004